JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

January 31, 2008

VIA MESSENGER AND EDGAR SUBMISSION

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Gasoline Fund, LP Registration No. 333-142206

Dear Mr. McTiernan:

On behalf of the United States Gasoline Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on January 31, 2008. The enclosed copy has been marked to show changes from the prior registration statement filed on January 14, 2008. In the Amendment, the Registrant has updated certain information and made other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of January 18, 2008. Each of your comments is set forth below, followed by the Registrant’s response.

Redemption Procedures, page 49

1.
We have reviewed your response to prior comment 6. Since authorized purchasers may redeem one or more baskets on any business day (i.e. on demand), it seems that units meet the definition of liabilities under paragraph 35 and following of CON 6 regardless of whether a redemption request has been made. Please clarify to us how you determined that it is appropriate to account for units as equity prior to receiving a redemption request. Please cite the specific guidance that you relied on in making this determination.

Response: The Registrant respectfully submits that it does not believe that the units should be classified as liabilities absent the submission of a valid redemption request to the Fund’s Marketing Agent that is accepted by the General Partner. As included in the Authorized Purchaser Agreement that each Authorized Purchaser must sign in order to create or redeem baskets of units, it is clear that the General Partner may, in its discretion,

Mr. Michael McTiernan
January 31, 2008

suspend the right of redemption, or postpone the redemption settlement date for a number of reasons, including (1) during any period which the American Stock Exchange or the New York Mercantile Exchange is closed other than customary weekend or holiday closings, or trading on the American Stock Exchange or the New York Mercantile Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of Treasuries is not reasonably practicable, or (3) for such other period as the General Partner determines to be necessary for the protection of the limited partners.

In addition, the General Partner has the right to reject a redemption order if the order is not in proper form as described in the Authorized Purchaser Agreement or if the fulfillment of the order, in the opinion of its counsel, might be unlawful. The General Partner may also reject a redemption order if the number of units being redeemed would reduce the remaining outstanding units to 100,000 units (i.e., one basket) or less, unless the General Partner has reason to believe that the placer of the redemption order does in fact possess all the outstanding units and can deliver them. As a result the Registrant does not agree that the units are redeemable on demand as indicated in the Staff’s comment.

Finally, a redemption request is only valid if, prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser wired to USG’s account at the Custodian the non-refundable transaction fee due for the redemption order.

Once the Authorized Purchaser submits a valid redemption request and such request is accepted by the General Partner, the units underlying the redemption basket are treated as liabilities for purposes of the Fund’s Statement of Financial Condition. Prior to such time, there is no redemption intent, so the units are considered to be equity on the Fund’s Statement of Financial Condition.

The Registrant believes that Sections 8.80 - 8.82 of the AICPA Guide for Futures Commission Merchants, Introducing Brokers and Commodity Pools and Section 4.42 of the AICPA Investment Company Audit Guide supports this approach and is standard industry practice for commodity pools, investment companies, hedge funds and investment partnerships. Both of these sections are reprinted below for your convenience.

“Pursuant to the AICPA Audits of Futures Commission Merchants, Introducing Brokers and Commodity Pools Practice Series, Chapter 8, Commodity Pools:

8.80 Redemptions Payable to Terminating Participants:
Participants in a pool may give notice to the Pools CPO of their intent to terminate their participation in the pool. The manner in which participant’s redemptions of their respective ownership interests are effected is determined by the pool disclosure document or other partnership or investment agreement governing the pool’s operations.

Mr. Michael McTiernan
January 31, 2008

8.81 Typically, redeemed ownership interests are not payable to a terminating participant’s until a date following notice of intent to terminate his investment in the pool. The date established for payment of redeemed interests is determined as specified in the partnership agreement. This manner of payment allows the terminating participant to share on a pro rata basis, in the pool’s net operating profits or losses during the accounting period.

8.82 On a pool’s statement of financial condition, the amount payable to a terminating pool participant should be shown as a liability under redemptions payable. This amount should include the value of the terminating participants’ investments in the pool and their pro rata interests in the pool’s net operating income or losses for the period. By showing redemptions payable as a liability rather than as part as Owners’ equity on the pool’s statement of financial condition, the pool’s net asset value or owners equity as of the end of the period should agree with the beginning balance for owners equity or net asset value as shown on the pool’s statement of changes in ownership equity for the following reporting period.”

“Pursuant to the AICPA Investment Company Audit Guide, the following is industry practice for Investment Companies and Investment Partnerships

4.42 Settlement of Sales and Redemption Transactions. The auditor should gain assurance that procedures are in place to determine that receivables for shares sold and payables for shares redeemed are priced and settled promptly. Subsidiary trial balances of receivables and payables should be reconciled with general ledger control accounts as of the balance sheet date. The timely cancellation of sales and redemptions not settled within a specified time and the disposition of losses that may result should also be determined.”

* * * * *

    We hope that you will find this response satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain